

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2021

Gleb Budman
Chief Executive Officer
Backblaze, Inc.
500 Ben Franklin Ct.
San Mateo, CA 94401

Re: Backblaze, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed November 2, 2021
File No. 333-260333

Dear Mr. Budman:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1

Prospectus Summary
Recent Developments, page 9

1. We note your statement that your "additional items that would require adjustments to be made to the preliminary estimated financial information presented...may be identified, and those changes could be material." If you choose to disclose preliminary results, you should be able to assert that the actual results are not expected to differ materially from that reflected in the preliminary results. Accordingly, please remove this statement, as it implies that investors should not rely on the information presented.

The Offering, page 14

2. On page 16, you disclose that the number of shares of Class A common stock that will be outstanding after this offering excludes the shares of Class A common stock issuable upon conversion of the convertible notes from the SAFE financing. Please include these Class A shares in the number of shares of Class A common stock outstanding after the offering.

Principal Stockholders, page 130

3. You disclose in the introductory paragraph to the beneficial ownership table that, for purposes of computing percentage ownership after the offering, you assume that the automatic conversion of the convertible notes from the SAFE financing into Class A common stock has not occurred. Please revise the beneficial ownership table to include these Class A shares.

4. Please revise the beneficial ownership table to provide beneficial ownership for both the Class A common stock and the Class B common stock that will be outstanding after the offering. Refer to Regulation S-K Item 403(a), which requires disclosure of beneficial ownership by persons who beneficially own more than five percent of any class of a registrant's voting securities, and Item 403(b), which requires disclosure of beneficial ownership as to each class of equity securities of a registrant beneficially owned by directors and named executive officers.

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at (202) 551-3350 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bennett L. Yee, Esq.